UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 09, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Sasol's reporting publications for the year ended
30 June 2015 and notice of annual general meeting


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2015
AND NOTICE OF ANNUAL GENERAL MEETING

2015 Annual Integrated Report
Sasol's annual integrated report has been published on the Sasol website. It provides cross-references to a number of other reports that are available on the Sasol website at http://www.sasol.com/investor-centre/financial-reporting/annual-integrated-reporting-set.

Annual Financial Statements
As previously announced, Sasol's annual financial statements were published on 7 September 2015.

Annual report on Form 20-F
Sasol's annual report, which includes the annual financial statements for the year ended 30 June 2015, was filed on Form 20-
F with the United States Securities and Exchange Commission (SEC) on Friday, 9 October 2015 and is available on the SEC's website at www.sec.gov and the Sasol website.

Sustainable Development Online Report
The sustainable development online report provides more information on Sasol's environmental, social and governance matters. The report will be published on or about 6 November
2015.

Corporate Governance Report
The full corporate governance report provides an overview of Sasol's corporate governance practices.

Annual general meeting
The annual general meeting of shareholders of Sasol will be held at 9:00 on Friday, 4 December 2015 at the Hyatt Regency Hotel, 191 Oxford Road, Rosebank, Johannesburg, South Africa, to transact the business stated in the notice of annual general meeting. The notice of annual general meeting, incorporating a summary of the annual financial statements, has been published on the Sasol website and will be distributed to shareholders on or about 5 November 2015.

The board of directors has determined that the record date by when a person must be recorded as a shareholder in the securities register of the Company in order to receive the notice of annual general meeting is Friday, 30 October 2015. The record date in order to be recorded as a shareholder in the securities register of Sasol and to attend, participate and vote at the annual general meeting is Friday, 27 November 2015. The last date to trade in order to be recorded in the securities register of Sasol as a shareholder on the aforementioned record date is Friday, 20 November 2015.

Copies of the Form 20-F, annual integrated report and the annual financial statements
Copies of the Form 20-F, annual integrated report and the annual financial statements of the Company can be obtained, without charge, by requesting a copy from Sasol Public Affairs by telephone +27 (0)11 441 3237 or facsimile +27 (0)11 441 3236.

9 October 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date October 09, 2015			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary